EXHIBIT 99.1

Dr Manfred Knof joins DeFi Technologies as Chairman of Valour and Strategic Advisor

  DeFi Technologies appoints former Commerzbank CEO Dr. Manfred Knof as Strategic Advisor to DeFi Technologies and Chairman of Valour, bringing decades of executive leadership experience in European banking and finance.
  Dr. Knof will drive global growth and institutional expansion for Valour by leveraging his extensive industry network to scale assets under management, deepen institutional relationships, and support product and market development.

TORONTO, June 2, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance  ("DeFi"), is pleased to announce the appointment of Manfred Knof, former CEO of Commerzbank AG, as Strategic Advisor to DeFi Technologies and Chairman of its subsidiary Valour Inc. ("Valour"), a leading issuer of exchange-traded products ("ETPs") providing simplified access to digital assets,

This engagement marks a significant milestone in DeFi Technologies' and Valour's mission to expand regulated access to digital assets. With a robust suite of over 65 fully hedged digital asset ETPs already listed across major European exchanges—including Xetra (Germany), Spotlight (Sweden), and Euronext (Paris and Amsterdam)—Valour aims to expand and bring secure and simplified exposure to digital assets worldwide.

As Chairman of Valour, Mr. Knof will leverage his extensive senior leadership experience in the European banking and finance sectors to support Valour's ambition of increasing assets under management ("AUM") through institutional partnerships with leading financial institutions.  Mr. Knof will also help to expand equity research coverage and deepen relationships with institutional investors to consolidate and expand DeFi Technologies' investor base on the back of the Company's recent Nasdaq listing.

Olivier Roussy Newton, Founder and CEO of DeFi Technologies, commented:

"We are proud to welcome Dr. Manfred Knof as Chairman of Valour. His track record as a transformational leader in European finance and his commitment to sustainable, client-focused growth make him the ideal partner for our next chapter. This collaboration underscores our commitment to building robust, compliant, and long-term bridges between global investors and decentralized finance."

Mr. Knof added:

"I am excited to join DeFi Technologies at this pivotal time for the digital asset industry. Together, we will work to expand institutional access to digital assets and reinforce Valour's position as a trusted, innovative partner for investors worldwide."

About Dr. Manfred Knof

Mr. Knof is the former Chairman of the Board of Managing Directors (CEO) of Commerzbank AG, where he led a comprehensive transformation that returned the bank to profitability and strengthened its position among Europe's leading financial institutions. His previous roles include CEO of Allianz Deutschland AG and senior leadership positions at Deutsche Bank and Dresdner Bank. Mr. Knof holds a doctorate in law from the University of Cologne and an MBA from NYU Stern School of Business.

During his tenure at Commerzbank, Mr. Knof was responsible for Strategy, Transformation & Sustainability, Audit and Research. He is recognized for his focus on sustainable growth, efficient structures, and value creation for clients, shareholders, and society. His proven track record to drive institutional transformation and resilience will be instrumental in Valour's next phase of growth.

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over sixty-five of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the appoints of officers and directors; increase in AUM; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour ETPs by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

View original content to download multimedia:https://www.prnewswire.com/news-releases/dr-manfred-knof-joins-defi-technologies-as-chairman-of-valour-and-strategic-advisor-302470480.html

SOURCE DeFi Technologies Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2025/02/c7159.html

%CIK: 0001888274

For further information: For further information, please contact: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 02-JUN-25